Exhibit 1.1

Execution Version

Stock Purchase Agreement

Among

QAD INC.,

the Sellers party hereto

and

CEBOS, LTD.

December 28, 2012

Execution Version

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) is made as of December 28, 2012, by QAD Inc., a Delaware corporation (“Buyer”), CEBOS, Ltd., a Michigan corporation ( the “Company”), Timothy Burke, a natural person (“Seller I”), Robert Herdoiza, a natural person (“Seller II”), Brian Brooks, a natural person (“Seller III”), Roy Fung, a natural person (“Seller IV”), Paul Violassi, a natural person (“Seller V”), and Jeffrey Phillips, a natural person (“Seller VI”) (each of Seller I, Seller II, Seller III, Seller IV, Seller V, and Seller VI a “Seller” and, collectively, the “Sellers”).

RECITALS

Sellers desire to sell, and Buyer desires to purchase, all of the issued and outstanding shares (the “Shares”) of capital stock of the Company for the consideration and on the terms set forth in this Agreement.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1.	DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

“Acquired Company”--the Company and its Subsidiaries, if any, collectively.

“Affiliate” --of any particular Person means any other Person controlling, controlled by or under common control with such particular Person.  For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Applicable Contract”--any Contract (a) under which the Acquired Company has or may acquire any material rights, (b) under which the Acquired Company has or may become subject to any material obligation or liability, or (c) by which the Acquired Company or any of the material assets owned or used by it is or may become bound.

“Balance Sheet”--as defined in Section 3.4.

“Best Efforts”--the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions.

“Breach”--a “Breach” of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any material inaccuracy in or material breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was materially inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term “Breach” means any such material inaccuracy, breach, failure, claim, occurrence, or circumstance.

“Buyer”--as defined in the first paragraph of this Agreement.

“CEBOS Business Unit”- the business conducted by Acquired Corporation before the Closing Date as operated within Buyer as a wholly owned subsidiary after the Closing Date.

“Code” --the Internal Revenue Code of 1986, as amended.

"Company's Accounting Practices and Procedures" means the customary accounting methods, policies, practices and procedures, including classification and estimation methodology, used by the Company in the preparation of the Interim Balance Sheet.

“Closing”--as defined in Section 2.3.

 “Company”--as defined in the Recitals of this Agreement.

“Consent”--any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

“Contemplated Transactions”--all of the transactions contemplated by this Agreement, including:

(a)           the sale of the Shares by Sellers to Buyer;

(b)           the execution, delivery, and performance of the Employment Agreements, the Noncompetition Agreements and the Sellers’ Releases;

(c)           the performance by Buyer and Sellers of their respective covenants and obligations under this Agreement; and

(d)           Buyer’s acquisition and ownership of the Shares and exercise of control over the Acquired Company.

“Contract”--any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Damages”--as defined in Section 10.2.

“Disclosure Letter”--the disclosure letter delivered by Sellers to Buyer concurrently with the execution and delivery of this Agreement.

“EBITDA” --the earnings, before interest expense, tax, depreciation and amortization calculated in accordance with GAAP for the CEBOS Business Unit, with allocation of overhead by Buyer or its affiliates only for services provided to CEBOS Business Unit replacing services previously acquired by the Company at levels consistent with the historical cost to Company.

“Employment Agreements”--as defined in Section 2.4(a)(iii).

“Encumbrance”--any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environment”--soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental, Health, and Safety Liabilities”--any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

(a)           any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and  regulation of chemical substances or products);

(b)           fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

(c)           financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

(d)           any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

The terms “removal,” “remedial,” and “response action,” include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended (“CERCLA”).

“Environmental Law”--any Legal Requirement that requires or relates to:

(a)           advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment;

(b)           preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

(c)           reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

(d)           assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

(e)           protecting resources, species, or ecological amenities;

(f)            reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

(g)           cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

(h)           making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

 “Facilities”--any real property, leaseholds, or other interests currently or formerly owned or operated by the Acquired Company and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently or formerly owned or operated by the Acquired Company.

“GAAP”--generally accepted accounting principles consistently applied, as commonly used by the U.S. accounting profession.

“Governmental Authorization”--any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body”-- any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Hazardous Activity”--the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from the Facilities or any part thereof into the Environment, and any other act, business, operation, or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to persons or property on or off the Facilities, or that may affect the value of the Facilities or the Acquired Company.

“Hazardous Materials”--any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

"Indebtedness" --(a) obligations created, issued or incurred by a Person for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such Person); (b) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable (other than for borrowed money) arising, and accrued expenses incurred, in the ordinary course of business; (c) indebtedness of others secured by a lien on the property of such Person, whether or not the respective indebtedness so secured has been assume by such Person, excluding, if such Person is the lessee of property (whether pursuant to an operating lease or capital lease), liens on such property securing indebtedness of the lessor; (d) obligations of such Person in respect of letters of credit or similar instruments issue or accepted by banks and other financial institutions for account of such person; (e) capital lease obligations of such Person; and (f) indebtedness of others guaranteed by such Person to the extent of the amount of such indebtedness that such Person has agreed to guarantee.

 “Intellectual Property”-- all of the following in any jurisdiction throughout the world: (a) all inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, rights in telephone numbers, and other indicia or origin, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all published and unpublished works of authorship, whether copyrightable or not, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) (collectively, “Trade Secrets”), (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all advertising and promotional materials, (h) all other intellectual property or proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium)..

“Interim Balance Sheet”--as defined in Section 3.4.

“IRC”--the Internal Revenue Code of 1986 or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.

“IRS”--the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Knowledge”--an individual will be deemed to have “Knowledge” of a particular fact or other matter if:

(a)           such individual is actually aware of such fact or other matter; or

(b)           a prudent individual could be expected to discover or otherwise become aware of such fact or other matter without conducting an investigation concerning the existence of such fact or other matter.

A Person (other than an individual) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has Knowledge of such fact or other matter.

“Legal Requirement”--any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

“Material Adverse Change” --any change or event that had, or would reasonably be expected to have, individually or in the aggregate, an effect materially adverse to the condition (financial or otherwise), business, results of operations, prospects, assets, Liabilities or operations of the Acquired Company, or on the ability of the Acquired Company or Sellers to consummate the Contemplated Transactions or to perform any of their respective material obligations under this Agreement or other transaction documents.

"Net Asset Value Adjustment" --the result of (i) the net asset value of the Acquired Company as of the Closing Date minus (ii) the net asset value of the Acquired Company as of June 30, 2012, but only if the absolute value of such difference exceeds $200,000 and, if so, only the amount of such absolute value in excess of $150,000, in each case determined in accordance with GAAP.  For example, if the net asset value as of closing is $201,000 less than the net asset value as of  June 30, 2012, the difference is ($201,000) and the Net Asset Value Adjustment is ($51,000).

“Noncompetition Agreements”--as defined in Section 2.4(a)(iv).

“Occupational Safety and Health Law”--any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Order”--any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

“Ordinary Course of Business”--an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if:

(a)           such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(b)           such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person; and

(c)           such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

“Organizational Documents”--(a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the limited liability company agreement (or similar agreement serving the same function) and the certificate of formation (or similar agreement serving the same function) of a limited liability company, (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to any of the foregoing.

“Percentage Share”--the percentage of the Purchase Price to which each Seller is entitled as set forth on Section 2.2 of the Disclosure Schedules.

“Person”--any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body..

“Proceeding”--any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Registered” --means all Intellectual Property that is registered, filed with, issued by, or the subject of a pending application before any governmental authority or Internet domain name registrar.

 “Release”--any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

“Representative”--with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Securities Act”--the Securities Act of 1933 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Sellers”--as defined in the first paragraph of this Agreement.

 “Sellers’ Releases”--as defined in Section 2.4(ii).

“Shares”--as defined in the Recitals of this Agreement.

“Subsidiary”--with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries; when used without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

“Tax” --any and all taxes, including, without limitation, any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Body responsible for the imposition of any such tax (United States (federal, state or local) or foreign), and (b) liability for the payment of any amounts of the type described in clause (a) as a result of being party to any agreement or any express or implied obligation to indemnify any other Person.

“Tax Period” --any period prescribed by any Governmental Body for which a Tax Return is required to be filed or a Tax is required to be paid.

“Tax Return” --any return, report, information return or other document (including schedules thereto, other attachments thereto, amendments thereof, or any related or supporting information) filed or required to be filed with any taxing authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Threat of Release”--a substantial likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

“Threatened”--a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

2.	SALE AND TRANSFER OF SHARES; CLOSING

2.1	DELIVERY OF ESTIMATES; CALCULATION OF PURCHASE PRICE

(a)           Two business days before the Closing Date, the Company shall deliver to Buyer a certificate (the "Closing Payment Certificate") setting forth (i) its good faith estimate of the Net Asset Value Adjustment (such estimate is referred to as the "Estimated Net Asset Value Adjustment").

(b)           For purposes hereof, the "Purchase Price" means an amount equal to (A) the sum of $3,500,000 and the Estimated Net Asset Value Adjustment (the “Closing Payment”) plus (B) the Earnout Payments minus the EBITDA Adjustments (the “Net Earnout Payments”) and adjusted for (C) the Final Adjustment Amount, if any.  The Purchase Price and any elements thereof may be reduced by setoff for any Sellers’ liability under Section 10.

2.2	PURCHASE AND SALE OF SHARES

As of the Closing, upon the terms and subject to the conditions set forth in this Agreement, each Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from each such Seller, all of the Shares held by such Seller as such ownership is set forth on Section 2.2 of the Disclosure Schedules.  The amount paid by Buyer to each Seller at Closing shall consist of an amount of cash equal to the product of (a) the Closing Payment multiplied by (b) such Seller’s Percentage Share.

2.3	THE CLOSING; PAYMENT FOR SHARES

(a)           The closing of the transactions contemplated by this Agreement (the "Closing") shall take place on the date hereof, or if any of the conditions to the Closing set forth in Section 7 or 8 (other than those to be satisfied at the Closing) have not been satisfied or waived by the party entitled to the benefit thereof then on the second business day following satisfaction or waiver of all of the closing conditions set forth in Section 7 or 8 (other than those to be satisfied at the Closing) or on such other date as is mutually agreeable to Buyer and the Sellers.  The date on which the Closing shall occur is referred to herein as the "Closing Date."

(b)           Upon the terms and subject to the conditions set forth in this Agreement, the parties hereto shall consummate the following transactions as of the Closing:

(i)            Buyer shall, in exchange for the Shares held by the Sellers deliver to each Seller, by wire transfer of immediately available funds to the account designated by such Seller, the cash consideration specified in Section 2.2:

(ii)           Each Seller shall deliver to Buyer the certificates representing the Shares held by such Seller, duly endorsed for transfer or accompanied by appropriate transfer documents; and

(iii)          Buyer, the Company and the Sellers shall make such other deliveries as are required by and in accordance with Section 2.4 hereof.

2.4	CLOSING OBLIGATIONS

At the Closing:

(a)           Sellers will deliver to Buyer:

(i)            certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers), with signatures notarized, for transfer to Buyer;

(ii)           releases in the form of Exhibit 2.4(a)(ii) executed by each of the Sellers (collectively, “Sellers’ Releases”);

(iii)          severance agreements executed by each of Seller I and Seller II (collectively, “Severance Agreements”); and

(iv)          noncompetition agreements in the form of Exhibit 2.4(a)(iv), executed by each of Seller I, Seller II, Seller III and Seller VI (collectively, the “Noncompetition Agreements”).

(b)           Buyer will deliver to Sellers:

(i)            a certificate executed by Buyer to the effect that, except as otherwise stated in such certificate, each of Buyer’s representations and warranties in this Agreement was accurate in all respects as of the date of this Agreement and is accurate in all respects as of the Closing Date as if made on the Closing Date.

2.5	NET ASSET VALUE ADJUSTMENT

(a)           As promptly as possible, but in any event within 90 days after the Closing Date, Buyer will deliver to the Sellers a consolidated balance sheet of the Acquired Company as of the Closing Date, prepared applying principles consistent with the Company’s Interim Balance Sheet (defined below) and a reasonably detailed statement (the "Closing Statement") setting forth Buyer's calculation the Net Asset Value Adjustment as of the Closing Date.  After delivery of the Closing Statement, the Sellers and their accountants shall be permitted reasonable access to review the Company's books and records and work papers related to the preparation of the Closing Statement.  The Sellers and their accountants may make inquiries of Buyer, the Company and their respective accountants and employees regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Buyer shall use its, and shall cause the Company to use its, commercially reasonable efforts to cause any such accountants and employees to cooperate with and respond to such inquiries.  If the Sellers have any objections to the Closing Statement, the Sellers shall deliver to Buyer a statement setting forth their objections thereto (an "Objections Statement").  If an Objections Statement is not delivered to Buyer within 30 days after delivery of the Closing Statement, the Closing Statement shall be final, binding and non-appealable by the parties hereto.  The Sellers and Buyer shall negotiate in good faith to resolve any objections set forth in the Objections Statement (and all such discussions related thereto shall, unless otherwise agreed by Buyer and the Sellers, be governed by Rule 408 of the Federal Rules of Evidence (and any applicable similar state rule)), but if they do not reach a final resolution within 15 days after the delivery of the Objections Statement, the Sellers and Buyer shall submit such dispute to an independent auditor with a national reputation that is mutually agreeable to Buyer and the Sellers (the "Independent Auditor").  The Sellers and Buyer shall use their commercially reasonable efforts to cause the Independent Auditor to resolve all such disagreements as soon as practicable.  The resolution of the dispute by the Independent Auditor shall be final, binding and non-appealable on the parties hereto.  The Closing Statement shall be modified if necessary to reflect such determination.  The fees and expenses of the Independent Auditor shall be allocated to be paid by Buyer, on the one hand, and/or the Sellers, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Auditor.

(b)           If the Net Asset Value Adjustment as finally determined pursuant to Section 2.5(a) above is less than the Estimated Net Asset Value Adjustment, the Sellers shall pay such shortfall to Buyer in accordance with Section 2.5(c), with each Seller liable for their pro-rata share of such shortfall. If the Net Asset Value Adjustment as finally determined pursuant to Section 2.5(a) above is greater than the Estimated Net Asset Value Adjustment, the Buyer shall pay such excess to Sellers in accordance with Section 2.5(c), with each Seller receiving such Seller’s pro-rata portion.

(c)           The net amount (if any) owed under Section 2.5 by the Sellers to Buyer, or by Buyer to Sellers, is referred to as the "Final Adjustment Amount."  Payment of the Final Adjustment Amount shall be by delivery of immediately available funds to an account designated by the recipient within five business days after the date of final determination.

2.6	EARNOUT PAYMENTS

As soon as practicable, but no later than 60 days after the expiration of each of the fiscal years ending on January 31, 2014 and January 31, 2015 (unless extended under Section 2.6(c)), an amount for each such fiscal year will be paid by Buyer to Sellers based on the satisfaction of specific criteria related to the completion of MQ1Elements and Market Launch of MQ1Elements (the payment for the fiscal year ended January 31, 2014 known as “Earnout Payment 1”, the payment for the fiscal year ended January 31, 2015 known as “Earnout Payment 2”, the payment for each such fiscal year referred to separately as an “Earnout Payment” and together as the “Earnout Payments”).  Earnout Payment 1 will equal $750,000 provided the criteria specified in Section 2.6(a) are satisfied and will equal $250,000 if the criteria specified in Section 2.6(a) are not satisfied.  Earnout Payment 2 will equal $750,000 provided the criteria specified in Section 2.6(b) are satisfied and will equal $250,000 if the criteria specified in Section 2.6(b) are not satisfied.  Each Earnout Payment is subject to reduction (but not to less than $250,000, except for any reduction resulting from an indemnification claim as specified in Section 10 that has been finally determined pursuant to Section 10.6) by the amount which EBITDA of the CEBOS Business Unit is less than zero in the applicable fiscal year.

(a)	Earn out Payment 1 shall be contingent upon MQ1Elements satisfying the following criteria:

1.
MQ1Elements shall have achieved the status of minimum viable product (MVP) to QAD’s satisfaction in all functional areas. QAD shall determine MVP by testing the system to ensure that MQ1Elements delivers equivalent functionality to the current MQ1 product. This shall be verified by QAD’s inspection.

2.	MQ1Elements shall be tested to ensure the following:

a.
All units of code (being individual programs or sub-systems) have been tested and satisfied CEBOS’ predefined test criteria. To satisfy this CEBOS shall provide QAD with copies of all successful Unit Testing results.

b.	All units of code shall be tested as a complete system,. This shall be verified by QAD’s inspection.

c.
The system shall be tested to provide adequate performance under simulation of realistic load and user count. The system performance shall be deemed adequate if system average response times are less than 1 second when filling in fields (including selecting from drop downs) and moving between fields on a data input screen running on a system with a simulated load of 150 concurrent users. Query based functions such as search screen population, gadget rendering, and report rending will be exempt from this 1 second response time requirement, such query based functions shall under normal user loads never take longer than 30 seconds when searching through data sets of up to 10,000 records. This shall be verified by QAD’s inspection

d.
CEBOS shall establish automatic end user interface testing of the code set for MQ1Elements. 100% of the core features shall be tested by automatic testing, and not less than 80% of all of the features of the entire application shall be tested by automatic testing. Core features shall include all features related to Advanced Product Quality Planning, Production Part Approval Process, Corrective Action Preventative Action, Non Conformance Reporting & Document Management. If applicable QAD may request CEBOS to use QAD’s Automatic Testing solution, and if so QAD will assist CEBOS in deploying the solution at no cost to CEBOS, and QAD will assist CEBOS to perform the tests. This shall be verified by QAD’s inspection.

e.	CEBOS shall load the MQ1Elements system on the QAD Demo Center, and perform a system test. QAD shall assist CEBOS to load the software. This shall be verified by QAD’s inspection

3.
The source code of MQ1Elements shall be annotated to include such remarks and comments as to make support and maintenance simple in future. The annotation should have similar details to those contained in common standards for ndocs or java docs. The annotation should as a minimum describe method, parameters, class & purposes of objects. In addition overviews of relevant blocks of code should be documented. Additionally the annotation should describe database schema and definitions where applicable. This shall be verified by QAD’s inspection.

4.
Development Guidelines and processes for MQ1Elements shall have been documented and completed to allow external developers to work in the CEBOS environment by reference to the development documents alone provided that such developers have the pre-requisite experience and skills with the applicable development language. Upon request QAD will provide copies of acceptable development documentation for select QAD products for CEBOS’ reference. Satisfaction shall be verified by QAD’s inspection.

5.
All relevant development documentation shall be complete including Use Cases, Design Documents, Roadmaps for functional areas and Issues lists, as per CEBOS’s current development process. To satisfy this CEBOS will provide copies of the documentation to QAD.

6.
All product documentation including User Guides and Implementation Guides shall be complete to the same standard as the existing equivalent materials currently prevailing for the former MQ1 product. This shall be verified by QAD’s inspection.

7.
MQ1Elements shall be translated into 8 languages. CEBOS shall pass QAD the relevant files in English and QAD shall provide files in alternative languages for CEBOS to incorporate. This shall be verified by QAD’s inspection.

8.
MQ1Elements shall have complete help text (i.e., hover over and help appears) and user prompts (i.e., text in a field before the field is filled out) for all fields in the system for CEBOS provided processes, which shall be translated. This shall be verified by QAD’s inspection.

9.
MQ1Elements shall have basic integration to QAD Enterprise Applications. The integration shall meet the same functional criteria as the prevailing integration between QAD Enterprise Applications and the CEBOS MQ1 Product, which is documented on the QAD Developer Network site, and shall be made available to CEBOS on request.

(b)	Earn out Payment 2 shall be payable upon satisfaction of the following criteria around product launch:

1.
MQ1Elements shall be satisfactorily deployed and in day-to-day use in not less than 12 (twelve) separate accounts. Satisfaction shall be determined by QAD’s independent inspection of the sites and by the customers written acceptance of the system as well as commitment to provide a case study and act as reference for future sales. The accounts shall meet the following requirements:

a.	No account shall have less than 10 (ten) concurrent users of the system, and;
b.	At least 1 (one) account shall have at least 40 (forty) concurrent users, and;
c.	At least 4 (four) accounts shall have operations in the Automotive Industry, and;
d.	At least 4 (four) accounts shall have operations in the Life Sciences Industry, and;
e.
At least 4 (four) of the accounts shall be using functionality to support workflows supporting the Advanced Product Quality Planning (APQP) process, or a subset of this process such as Production Part Approval Process (PPAP) as defined by the Automotive Industry Action Group (AIAG), and;

f.	At least 4 (four) of the accounts shall be using functionality to support a Corrective Action Preventative Action (CAPA) process or Non-Conformance Reporting (NCR) process, and;
g.	At least 1 (one) account shall be using the CEBOS Document Control capability, and;

h.	At least 1 (one) account shall be using the product translated into a language other than English, and;
i.	At least 1 (one) account shall be using the product in a Software as a Service (SaaS) deployment, where the software is deployed from a QAD On Demand data center.

2.
CEBOS shall complete a Sales sheet and Data Sheet to QAD’s satisfaction which shall be similar in content and style to the QAD data sheet for QAD Demand Management, that will be made available on request. CEBOS shall also deliver adequate Sales Training and positioning information to allow a Sales Person to position the product to a new customer. This material may be in the form of a video presentation. This shall be satisfied by delivery of materials to QAD.

(c)
In the event the CEBOS Business Unit fails to achieve the criteria established by Section 2.6(a) or (b) by January 31, 2014 or 2015, respectively, Sellers may elect to extend for up to 90 days such deadlines, in their sole discretion, in order to satisfy the criteria.  If the extension is elected, then the due date for payment established in Section 2.6 shall be extended by a corresponding period.

2.7	WITHHOLDING

Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller such amounts as it is required to deduct and withhold with respect to such payment under the Code, or any provision of state, local or foreign Tax law.  To the extent that amounts are so withheld by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller in respect of which such deduction and withholding was made by Buyer.

3.	REPRESENTATIONS AND WARRANTIES OF SELLERS

For purposes of Section 3 and Section 10, “Sellers” includes two groups.  Group 1 includes Seller I, Seller II and Seller III, who jointly represent to Buyer, and Group 2 includes Seller IV, Seller V and Seller VI, who severally represent to Buyer.  Sellers represent, and warrant to Buyer in proportion to the Seller’s Percentage Share of each Seller, as follows:

3.1	ORGANIZATION AND GOOD STANDING

(a)           Part 3.1 of the Disclosure Letter contains a complete and accurate list for the Acquired Company of its name, its jurisdiction of incorporation, other jurisdictions in which it is authorized to do business, and its capitalization (including the identity of each stockholder and the number of shares held by each).  The Acquired Company is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts.  The Acquired Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification.

(b)           Sellers have delivered to Buyer copies of the Organizational Documents of the Acquired Company, as currently in effect.

3.2	AUTHORITY; NO CONFLICT

(a)           This Agreement constitutes the legal, valid, and binding obligation of Sellers, enforceable against Sellers in accordance with its terms.  Upon the execution and delivery by Sellers of the Employment Agreements, the Sellers’ Releases, and the Noncompetition Agreements (collectively, the “Sellers’ Closing Documents”), the Sellers’ Closing Documents will constitute the legal, valid, and binding obligations of Sellers, enforceable against Sellers in accordance with their respective terms.  Sellers have the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Sellers’ Closing Documents and to perform their obligations under this Agreement and the Sellers’ Closing Documents.

(b)           Except as set forth in Part 3.2 of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i)            contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Acquired Company, or (B) any resolution adopted by the board of directors or the stockholders of the Acquired Company;

(ii)           contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Acquired Company or any Seller, or any of the assets owned or used by the Acquired Company, may be subject;

(iii)          contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental  Authorization that is held by the Acquired Company or that otherwise relates to the business of, or any of the assets owned or used by, the Acquired Company;

(iv)          cause Buyer or the Acquired Company to become subject to, or to become liable for the payment of, any Tax, other than Taxes on operations of the CEBOS Business Unit after Closing;

(v)           cause any of the assets owned by the Acquired Company to be reassessed or revalued by any taxing authority or other Governmental Body;

(vi)          contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

(vii)         result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Acquired Company.

Except as set forth in Part 3.2 of the Disclosure Letter, no Seller or Acquired Company is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.3	CAPITALIZATION

The authorized equity securities of the Acquired Company consist of (i) 120,000 shares of common stock, with no par value, of which the number of shares listed on Part 2.2 of the Disclosure Letter are issued and outstanding and held by the Sellers listed on Part 2.2 of the Disclosure Letter and in the amounts set forth in such Disclosure Letter.  Sellers are and will be on the Closing Date the record and beneficial owners and holders of the Shares, free and clear of all Encumbrances.  Except as noted in Part 3.3 of the Disclosure Letter, no legend or other reference to any purported Encumbrance appears upon any certificate representing equity securities of the Acquired Company.  All of the outstanding equity securities of the Acquired Company have been duly authorized and validly issued and are fully paid and nonassessable.  Except as noted in Part 3.3 of the Disclosure Letter, there are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of the Acquired Company, including, but not limited to, options and other rights or promises to issue equity securities of the Acquired Company.  None of the outstanding equity securities or other securities of the Acquired Company was issued in violation of the Securities Act or any other Legal Requirement.  The Acquired Company does not own, nor has any Contract to acquire, any equity securities or other securities of any Person (other than Acquired Company) or any direct or indirect equity or ownership interest in any other business.

3.4	FINANCIAL STATEMENTS

Sellers have delivered to Buyer: (a) balance sheets of the Acquired Company as at December 31 in each of the years 2010 and 2011 (including the notes thereto, the “Balance Sheet”), and the related statement of income for each of the fiscal years then ended, and (b) a balance sheet of the Acquired Company as at June 30, 2012 (including the notes thereto, the “Interim Balance Sheet”) and the related statement of income for the six months then ended.  Such financial statements and notes fairly present the financial condition and the results of operations of the Acquired Company as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP; the financial statements referred to in this Section 3.4 reflect the consistent application of such accounting principles throughout the periods involved.    Since the date of the Balance Sheet, there has not been any Material Adverse Change in the business, operations, properties, prospects, assets, or condition of the Acquired Company, and no event has occurred or circumstance exists that may result in such a Material Adverse Change.

3.5	BOOKS AND RECORDS

The books of account, minute books, stock record books, and other records of the Acquired Company, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls.  The minute books of the Acquired Company contains accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of the Acquired Company, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.  At the Closing, all of those books and records will be in the possession of the Acquired Company.

3.6	TITLE TO PROPERTIES; ENCUMBRANCES

Part 3.6 of the Disclosure Letter contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by the Acquired Company.  The Company owns no real property.  Sellers have delivered or made available to Buyer copies of the lease pursuant to which the Acquired Company leases such property.  The Acquired  Company owns all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that they purport to own located in the facilities owned or operated by the Acquired Company or reflected as owned in the books and records of the Acquired Company, including all of the properties and assets reflected in the Balance Sheet and the Interim Balance Sheet (except for assets held under capitalized leases disclosed or not required to be disclosed in Part 3.6 of the Disclosure Letter and personal property sold since the date of the Balance Sheet and the Interim Balance Sheet, as the case may be, in the Ordinary Course of Business), and all of the properties and assets purchased or otherwise acquired by the Acquired Company since the date of the Balance Sheet (except for personal property acquired and sold since the date of the Balance Sheet in the Ordinary Course of Business and consistent with past practice), which subsequently purchased or acquired properties and assets (other than inventory and short-term investments) are listed in Part 3.6 of the Disclosure Letter.  All material properties and assets reflected in the Balance Sheet and the Interim Balance Sheet are free and clear of all Encumbrances except, with respect to all such properties and assets, (a) mortgages or security interests shown on the Balance Sheet or the Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Interim Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, and (c) liens for current taxes not yet due.

3.7	CONDITION AND SUFFICIENCY OF ASSETS

The equipment of the Acquired Company is in good operating condition and repair, and is adequate for the uses to which they are being put, and none of such equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.  The equipment of the Acquired Company is sufficient for the continued conduct of the Acquired Company’s businesses after the Closing in substantially the same manner as conducted prior to the Closing.

3.8	ACCOUNTS RECEIVABLE

All accounts receivable of the Acquired Company that are reflected on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Acquired Company as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business.  Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Acquired Company as of the Closing Date (which reserves are adequate and calculated consistent with past practice and have been properly reflected and accrued in the closing balance sheet) and will not represent a material adverse change in the composition of such Accounts Receivable in terms of aging).  Subject to such reserves, each of the Accounts Receivable either has been or will be collected in full, without any set-off, within ninety days after the day on which it first becomes due and payable.  There is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable.  Part 3.8 of the Disclosure Letter contains a complete and accurate list of all Accounts Receivable as of the date of the Interim Balance Sheet, which list sets forth the aging of such Accounts Receivable.

3.9	NO UNDISCLOSED LIABILITIES

Except as set forth in Part 3.9 of the Disclosure Letter, the Acquired Company has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Balance Sheet or the Interim Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof.

3.10	TAXES

(a)           The Acquired Company has duly and timely filed with the appropriate Tax authorities all Tax Returns required to be filed.  All such Tax Returns are complete and accurate in all material respects.  All Taxes due and owing by the Acquired Company on or before the date hereof (whether or not shown on any Tax Returns) have been paid.  The Acquired Company currently is not the beneficiary of any extension of time within which to file any Tax Return.  No claim has ever been made by a Tax authority in a jurisdiction where the Acquired Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)           The unpaid Taxes of the Acquired Company (i) did not, as of the date of the Interim Balance Sheet, exceed the reserve for Tax Liability as set forth on the face of the Interim Balance Sheet (rather than in any notes thereto), and (ii) will not, as of the Closing Date, exceed the reserve for Tax Liability set forth on the face of balance sheet set forth in the Closing Statement (rather than in any notes thereto).  Since the date of Interim Balance Sheet, the Acquired Company has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c)           No deficiencies for Taxes with respect to the Acquired Company have been claimed, proposed or assessed by any Tax authority or other Governmental Body.  There are no pending or, based on written notice, threatened audits, assessments or other actions for or relating to any Liability in respect of Taxes of the Acquired Company.  There are no matters under discussion with any Tax authority, or known to the Acquired Company, with respect to Taxes that are likely to result in an additional Liability for Taxes with respect to the Acquired Company.  No issues relating to Taxes of the Acquired Company were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.  The Sellers have delivered or made available to Buyer complete and accurate copies of federal, state and local income Tax Returns of the Acquired Company and its predecessors for Tax Periods ending on or after December 31, 2007, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Acquired Company or any predecessors since December 31, 2007, with respect to Taxes of any type.  Neither the Acquired Company nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.  No power of attorney (other than powers of attorney authorizing employees of the Acquired Company to act on behalf of the Acquired Company) with respect to any Taxes has been executed or filed with any Tax authority.

(d)           There are no Liens for Taxes upon any property or asset of the Acquired Company (other than for current Taxes not yet due and payable).

(e)           The Acquired Company has timely withheld, collected, deposited or paid all Taxes required to have been withheld, collected, deposited or paid, as the case may be, in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.  The transaction contemplated herein is not subject to the tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of law.

(f)           There are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Acquired Company.

(g)           The Acquired Company has never been a member of an Affiliated Group .  The Acquired Company has no liability for the Taxes of any other Person  as a transferee, by Contract, or otherwise.

(h)           The Acquired Company (i) has not consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of the Acquired Company; (ii) has not agreed, or is not required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has not made or will not make a consent dividend election under Section 565 of the Code; or (iv) has not made any of the foregoing elections or is not required to apply any of the foregoing rules under any comparable state or local Tax provision.

(i)           The Acquired Company has not engaged in a trade or business, has not had a permanent establishment (within the meaning of an applicable Tax treaty) or has not otherwise become subject to Tax jurisdiction in a country other than the country of its formation, except for Canada where the Company filed a tax return in 2011 as required by Canadian law.

(j)           The Acquired Company (i) is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes or (ii) does not own a single member limited liability company which is treated as a disregarded entity.

(k)           The Acquired Company has not been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.

3.11	EMPLOYEE BENEFITS

(a)           List of Plans.  Section 3.11of the Disclosure Letter sets forth a complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) (whether or not subject to ERISA) and each other plan, policy, program practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Acquired Company or any ERISA Affiliate (as defined below), which is now, or was within the past seven years, maintained, sponsored or contributed to by the Acquired Company or any ERISA Affiliate, or under which the Acquired Company or any ERISA Affiliate has or may have any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each, a “Target Benefit Plan”).  For purposes of this Agreement, “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Acquired Company that, together with the Acquired Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(b)           Deliveries.  With respect to each Target Benefit Plan, the Acquired Company has made available to Buyer true and complete copies of (A) each Target Benefit Plan (or, if not written, a written summary of its material terms), including without limitation all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (B) all summaries and summary plan descriptions, including any summary of material modifications, (C) the three most recent annual reports (Form 5500 series) filed with the IRS, (D) the most recent actuarial report or other financial statement relating to such Target Benefit Plan, (E) the most recent determination or opinion letter, if any, issued by the IRS and any pending request for such a letter, (F) the most recent nondiscrimination tests performed under the Code, and (G) all filings made with any governmental entities, including but not limited any filings under the Employee Plans Compliance Resolution System or the  Department of Labor Delinquent Filer Program.

(c)           General Compliance.  Each Target Benefit Plan complies in all material respects in form and operation, and has been administered in all material respects in accordance with, its terms and all applicable laws, including ERISA and the Code, and all contributions required to be made under the terms of any of the Target Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the Interim Balance Sheet.  With respect to each Target Benefit Plan, all tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate governmental entity and all notices and disclosures have been timely provided to participants,  With respect to the Target Benefit Plans, no event has occurred and, to the Knowledge of the Acquired Company, there exists no condition or set of circumstances in connection with which the Acquired Company could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Target Benefit Plans, ERISA, the Code or any other applicable law.

(d)           Tax Qualification of Plans.   Each Target Benefit Plan that is intended to qualify under Section 401(a), Section 401(k), Section 401(m), or Section 4975(e)(7) of the Code has either (A) received a favorable determination letter from the IRS as to its qualified status, or (B) may rely upon a favorable prototype opinion letter from the IRS, and each trust established in connection with any Target Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the Knowledge of the Sellers and the Acquired Company, no fact or event has occurred that could adversely affect the qualified status of any such Target Benefit Plan or the exempt status of any such trust.

(e)           Prohibited Transactions, Legal Actions, Ability to Amend, and Deductibility.  To the Acquired Company’s Knowledge, there has been no prohibited transaction (within the meaning of Section 406 of ERISA, or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Target Benefit Plan that could result in liability to the Acquired Company or any ERISA Affiliate.  Each Target Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without liability (other than (A) liability for ordinary administrative expenses typically incurred in a termination event, or (B) if the Target Benefit Plan is a pension benefit plan subject to Part 2 of Title I of ERISA, liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA) to the extent that either there are sufficient assets set aside in a trust or insurance contract to satisfy such liability or such liability is reflected on the Interim Balance Sheet).  Neither the Acquired Company, nor to the Knowledge of Sellers or the Acquired Company, any other person or entity has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Target Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.  No suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of Sellers or the Acquired Company, is threatened, against or with respect to any such Target Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor.  Neither the Acquired Company nor any ERISA Affiliate has any liability under ERISA Section 502.  All contributions and payments to such Target Benefit Plan are deductible.  No excise tax could reasonably be expected to be imposed upon the Acquired Company under Chapter 43 of the Code.

(f)           Title IV of ERISA.   No Target Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code, and neither Acquired Company nor any ERISA Affiliate has sponsored, maintained, participated in, contributed to, or has been required to participate in or contribute to a Multiemployer Plan or other pension plan subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code.  None of the assets of the Acquired Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code.

(g)           Change in Control.   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment, acceleration or creation of any rights of any person to benefits under any Target Benefit Plan.  No amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event) or by any of the ancillary agreements, by any employee, officer, director or other service provider of the Acquired Company who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h)           Retiree Health/COBRA.   Except as required by applicable law, no Target Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits.  No Target Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code.  The Acquired Company and each ERISA Affiliate is in compliance in all material respects with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(i)           Code Section 409A; Stock Option Grants.   Except as set forth in Section 3.11of the Disclosure Letter, no Target Benefit Plan or payment or benefit provided pursuant to any Target Benefit Plan between the Acquired Company and any “service provider” (within the meaning of Section 409A of the Code), including the grant, vesting or exercise of any stock option or stock appreciation right, will or may provide for the deferral of compensation subject to Section 409A of the Code, whether pursuant to the execution and delivery of this Agreement or the consummation of the Contemplated Transactions (either alone or upon the occurrence of any additional or subsequent events) or otherwise.  Each Target Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2007 through the date hereof.  All stock options granted under the Stock Plans have been granted in compliance with the terms of applicable law and the applicable Stock Plans and have (or with respect to such options which have been exercised as of the date of this Agreement, had) a per share exercise price that is (or with respect to such options which have been exercised as of the date of this Agreement, was) at least equal to the fair market value of a share of the underlying stock as of the date the option was granted (determined in accordance with applicable law, including, to the extent applicable, Section 409A of the Code).

(j)           Withholding and Classification.  The Acquired Company has withheld and paid all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees, independent contractors and other service providers, and is not liable for any arrears of wages or any taxes or any penalty for failure to withhold or pay such amounts.  The Acquired Company has properly classified all individuals providing services to the Acquired Company as employees or non-employees for all relevant purposes.

3.12	COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

(a)           Except as set forth in Part 3.12 of the Disclosure Letter:

(i)            the Acquired Company is, and at all times since January 1, 2008 has been, in full compliance with each material Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

(ii)           no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by the Acquired Company of, or a failure on the part of the Acquired Company to comply with, any material Legal Requirement, or (B) may give rise to any obligation on the part of the Acquired Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

(iii)          the Acquired Company has not received, at any time since January 1, 2008 any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of the Acquired Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b)           Part 3.12 of the Disclosure Letter contains a complete and accurate list of each Governmental Authorization that is held by the Acquired Company or that otherwise relates to the business of, or to any of the assets owned or used by, the Acquired Company.  Each Governmental Authorization listed or required to be listed in Part 3.12 of the Disclosure Letter is valid and in full force and effect.  Except as set forth in Part 3.12 of the Disclosure Letter:

(i)            the Acquired Company is, and at all times since January 1, 2008 has been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 3.12 of the Disclosure Letter;

(ii)           no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Part 3.12 of the Disclosure Letter, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Part 3.12 of the Disclosure Letter;

(iii)          the Acquired Company has not received, at any time since January 1, 2008, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

(iv)          all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Part 3.12 of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

The Governmental Authorizations listed in Part 3.12 of the Disclosure Letter collectively constitute all of the Governmental Authorizations necessary to permit the Acquired Company to lawfully conduct and operate its businesses in the manner currently conducted and operate such businesses and to permit the Acquired Company to own and use its assets in the manner in which they are currently owned and used.

3.13	LEGAL PROCEEDINGS; ORDERS

(a)           Except as set forth in Part 3.13 of the Disclosure Letter, there is no pending Proceeding:

(i)            that has been commenced by or against the Acquired Company or that otherwise relates to or may affect the business of, or any of the assets owned or used by, the Acquired Company; or

(ii)           that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of Sellers and the Acquired Company, (1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.  Sellers have delivered to Buyer copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Part 3.13 of the Disclosure Letter.  The Proceedings listed in Part 3.13 of the Disclosure Letter will not have a material adverse effect on the business, operations, assets, condition, or prospects of the Acquired Company.

(b)           Except as set forth in Part 3.13 of the Disclosure Letter:

(i)            there is no Order to which the Acquired Company, or any of the assets owned or used by the Acquired Company, is subject;

(ii)           no Seller is subject to any Order that relates to the business of, or any of the assets owned or used by, the Acquired Company; and

(iii)          no officer, director, agent, or employee of the Acquired Company is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of the Acquired Company.

(c)           Except as set forth in Part 3.13 of the Disclosure Letter:

(i)            the Acquired Company is, and at all times since January 1, 2008 has been, in full compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

(ii)           no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which the Acquired Company, or any of the assets owned or used by the Acquired Company, is subject; and

(iii)          the Acquired Company has not received, at any time since January 1, 2008, any notice or other communication (whether oral or written) from any  Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which the Acquired Company, or any of the assets owned or used by the Acquired Company, is or has been subject.

3.14	ABSENCE OF CERTAIN CHANGES AND EVENTS

Except as set forth in Part 3.14 of the Disclosure Letter, since the date of the Balance Sheet, the Acquired Company has conducted its businesses only in the Ordinary Course of Business and there has not been any:

(a)           change in the Acquired Company’s authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of the Acquired Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Acquired Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

(b)           amendment to the Organizational Documents of the Acquired Company;

(c)           payment or increase by the Acquired Company of any bonuses, salaries, or other compensation to any stockholder, director, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar Contract with any director, officer, or employee;

(d)           adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of the Acquired Company;

(e)           damage to or destruction or loss of any asset or property of the Acquired Company, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of the Acquired Company, taken as a whole;

(f)           entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to the Acquired Company of at least $50,000;

(g)           sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of the Acquired Company or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of the Acquired Company, including the sale, lease, or other disposition of any of the Intellectual Property Assets;

(h)           cancellation or waiver of any claims or rights with a value to the Acquired Company in excess of $50,000;

(i)            material change in the accounting methods used by the Acquired Company; or

(j)            agreement, whether oral or written, by the Acquired Company to do any of the foregoing.

3.15	CONTRACTS; NO DEFAULTS

(a)           Part 3.15 of the Disclosure Letter contains a complete and accurate list, and Sellers have delivered to Buyer true and complete copies, of:

(i)            each Applicable Contract that involves performance of services or delivery of goods or materials by the Acquired Company of an amount or value in excess of $50,000;

(ii)           each Applicable Contract that involves performance of services or delivery of goods or materials to the Acquired Company of an amount or value in excess of $50,000;

(iii)          each Applicable Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of the Acquired Company in excess of $50,000;

(iv)          each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $50,000 and with terms of less than one year);

(v)           each licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets;

(vi)          each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

(vii)         each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by the Acquired Company with any other Person;

(viii)        each Applicable Contract containing covenants that in any way purport to restrict the business activity of the Acquired Company or any Affiliate of the Acquired Company or limit the freedom of the Acquired Company or any Affiliate of the Acquired Company to engage in any line of business or to compete with any Person;

(ix)          each Applicable Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

(x)           each power of attorney that is currently effective and outstanding;

(xi)          each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by the Acquired Company other than in the Ordinary Course of Business; and

(xii)         each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

(b)           Except as set forth in Part 3.15 of the Disclosure Letter:

(i)            no Seller (and no Related Person of any Seller) has or may acquire any rights under, and no Seller has or may become subject to any obligation or liability under, any Contract that relates to the business of, or any of the assets owned or used by, the Acquired Company; and

(ii)           to the Knowledge of Sellers, no officer, director, agent, employee, consultant, or contractor of the Acquired Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (A) engage in or continue any conduct, activity, or practice relating to the business of the Acquired Company, or (B) assign to the Acquired Company or to any other Person any rights to any invention, improvement, or discovery.

(c)           Except as set forth in Part 3.15 of the Disclosure Letter, each Contract identified or required to be identified in Part 3.15 of the Disclosure Letter is in full force and effect and is valid and enforceable in accordance with its terms.

(d)           Except as set forth in Part 3.15 of the Disclosure Letter:

(i)            the Acquired Company is, and at all times since January 1, 2008 has been, in full compliance with all applicable terms and requirements of each Contract under which the Acquired Company has or had any obligation or liability or by which the Acquired Company or any of the assets owned or used by the Acquired Company is or was bound;

(ii)           each other Person that has or had any obligation or liability under any Contract under which the Acquired Company has or had any material rights is, and at all times since January 1, 2008 has been, in material compliance with all applicable terms and requirements of such Contract, such that no Material Adverse Change has occurred;

(iii)          to the Knowledge of Sellers no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give the Acquired Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable  Contract; and

(iv)          the Acquired Company has not given to or received from any other Person, at any time since January 1, 2008, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Contract.

(e)           To the Knowledge of Sellers there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Acquired Company under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.

(f)           The Contracts relating to the sale, design, manufacture, or provision of products or services by the Acquired Company have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

3.16	INSURANCE

(a)           Sellers have delivered to Buyer:

(i)            true and complete copies of all policies of insurance to which the Acquired Company is a party or under which the Acquired Company, or any director of the Acquired Company, is or has been covered at any time within the two years preceding the date of this Agreement; and

(ii)           true and complete copies of all pending applications for policies of insurance.

(b)           Part 3.16 of the Disclosure Letter describes:

(i)            any self-insurance arrangement by or affecting the Acquired Company, including any reserves established thereunder;

(ii)           any contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk by the Acquired Company; and

(iii)          all obligations of the Acquired Company to third parties with respect to insurance (including such obligations under leases and service agreements) and identifies the policy under which such coverage is provided.

(c)           Part 3.16 of the Disclosure Letter sets forth, by year, for the current policy year and each of the two preceding policy years:

(i)            a statement describing each claim under an insurance policy for an amount in excess of $50,000, which sets forth:

(A)           the name of the claimant;

(B)           a description of the policy by insurer, type of insurance, and period of coverage; and

the amount and a brief description of the claim.

(d)           Except as set forth on Part 3.16 of the Disclosure Letter:

(i)           All policies to which the Acquired Company is a party or that provide coverage to either Seller, the Acquired Company, or any director or officer of the Acquired Company:

(A)           are valid, outstanding, and enforceable;

(B)           taken together, provide adequate insurance coverage for the assets and the operations of the Acquired Company;

(C)           are sufficient for compliance with all Legal Requirements and Contracts to which the Acquired Company is a party or by which any of them is bound; and

(D)           will continue in full force and effect following the consummation of the Contemplated Transactions.

(ii)           Acquired Company has not received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

(iii)           The Acquired Company has paid all premiums due, and has otherwise performed all of its obligations, under each policy to which the Acquired Company is a party or that provides coverage to the Acquired Company or director thereof.

(iv)           The Acquired Company has given notice to the insurer of all claims that may be insured thereby.

3.17	ENVIRONMENTAL MATTERS

Except as set forth in part 3.17 of the Disclosure Letter:

(a)           The Acquired Company is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental Law.  To Knowledge of Sellers Acquired Company has no basis to expect, any actual or Threatened order, notice, or other communication from (i) any Governmental Body, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or Threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Acquired Company has had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by the Acquired Company, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(b)           There are no pending or, to the Knowledge of Sellers, Threatened claims, Encumbrances, or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (whether real, personal, or mixed) in which the Acquired Company has or had an interest.

(c)           To Knowledge of Sellers Acquired Company has no basis to expect, nor has it received, any citation, directive, inquiry, notice, Order, summons, warning, or other communication that relates to Hazardous Activity, Hazardous Materials, or any alleged, actual, or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Acquired Company had an interest, or with respect to any property or facility to which Hazardous Materials generated, manufactured, refined, transferred, imported, used, or processed by the Acquired Company, or any other Person for whose conduct they are or may be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

(d)           The Acquired Company has no Environmental, Health, and Safety Liabilities with respect to the Facilities or  with respect to any other properties and assets (whether real, personal, or mixed) in which the Acquired Company (or any predecessor), has or had an interest.

(e)           The Acquired Company has not permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Acquired Company has or had an interest.

(f)           There has been no Release or, to the Knowledge of Sellers Threat of Release, of any Hazardous Materials at or from the Facilities, or from or by any other properties and assets (whether real, personal, or mixed) in which the Acquired Company has or had an interest.

(g)           Sellers have delivered to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by the Acquired Company pertaining to Hazardous Materials or Hazardous Activities in, on, or under the Facilities, or concerning compliance by the Acquired Company with Environmental Laws.

3.18	EMPLOYEES

(a)           Part 3.18 of the Disclosure Letter contains a complete and accurate list of the following information for each employee or director of the Acquired Company, including each employee on leave of absence or layoff status: employer; name; job title; any changes in current compensation from the information provided to Buyer during due diligence; vacation accrued; and service credited for purposes of vesting and eligibility to participate under the Acquired Company’s pension, retirement, profit-sharing, thrift-savings, deferred compensation, stock bonus, stock option, cash bonus, employee stock ownership (including investment credit or payroll stock ownership), severance pay, insurance, medical, welfare, or vacation plan, other Employee Pension Benefit Plan or Employee Welfare Benefit Plan, or any other employee benefit plan or any Director Plan.

(b)           No employee or director of the Acquired Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such employee or director and any other Person (“Proprietary Rights Agreement”) that in any way adversely affects or will affect (i) the performance of his duties as an employee or director of the Acquired Company, or (ii) the ability of the Acquired Company to conduct its business.  To Sellers’ Knowledge, no director, officer, or other key employee of the Acquired Company intends to terminate his employment with the Acquired Company.

(c)           Part 3.18 of the Disclosure Letter also contains a complete and accurate list of the following information for each retired employee or director of the Acquired Company, or their dependents, receiving benefits or scheduled to receive benefits in the future: name, pension benefit, pension option election, retiree medical insurance coverage, retiree life insurance coverage, and other benefits.

3.19	LABOR RELATIONS; COMPLIANCE

Since January 1, 2008, the Acquired Company has not been or is not a party to any collective bargaining or other labor Contract.  Since January 1, 2008, there has not been, there is not presently pending or existing, and there is not Threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Proceeding against or affecting the Acquired Company relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity, or other labor or employment dispute against or affecting the Acquired Company or its premises, or (c) any application for certification of a collective bargaining agent.  To Sellers’ Knowledge, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute.  There is no lockout of any employees by the Acquired Company, and no such action is contemplated by the Acquired Company.  To the Knowledge of Sellers the Acquired Company has complied in all respects with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, and occupational safety and health.  All employees of the Acquired Company are in compliance with U.S. immigration laws and can legally work in the U.S.  The Acquired Company is not liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

3.20	INTELLECTUAL PROPERTY

(a)           The Acquired Company owns and possesses or has the right to use pursuant to a valid and enforceable written license, sublicense, agreement, or permission all Intellectual Property used in the operation of the business of the Acquired Company as presently conducted and to be used in its business as proposed to be conducted.  Each item of Intellectual Property owned or used by the Acquired Company immediately prior to the Closing will be owned or available for use by the Acquired Company on identical terms and conditions immediately subsequent to the Closing.

(b)           The Acquired Company does not or has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties.  None of the directors and officers (and employees with responsibility for Intellectual Property matters) of the Acquired Company has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Acquired Company must license or refrain from using any Intellectual Property rights of any third party) and to the Knowledge of any of Sellers and the directors and officers (and employees with responsibility for Intellectual Property matters, based on the Memoranda from such person attached as Section 3.20 of the Disclosure Letter) of the Acquired Company no basis for such exists.  To the Knowledge of any of Sellers and the directors and officers (and employees with responsibility for Intellectual Property matters, based on the Memoranda from such person attached as Section 3.20 of the Disclosure Letter) of the Acquired Company no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Acquired Company.

(c)           Section 3.20 of the Disclosure Letter identifies all (i) Registered and/or material Intellectual Property owned by the Acquired Company, and (ii) each material license, sublicense, agreement, or other permission in effect that the Acquired Company has granted to any third party with respect to any of its Intellectual Property (together with any exceptions).  With respect to each item of Intellectual Property required to be identified in Section 3.20 of the Disclosure Letter:

(i)           The Acquired Company owns and possesses all right, title, and interest in and to the item, free and clear of any Lien, license (other than non-exclusive licenses granted in the ordinary course of business), or other restriction or limitation regarding use or disclosure;

(ii)           the item is valid, subsisting and enforceable and is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(iii)          no action, suit, proceeding, opposition, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of any of Sellers, is threatened that challenges the legality, validity, registerability, enforceability, use, or ownership of the item, and there are no grounds for the same;

(iv)          except as provided in the Company’s standard agreements with its customers, the Acquired Company has never agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item; and

(v)           no loss or expiration of the item is threatened, pending, or reasonably foreseeable.

(d)           Section 3.20 of the Disclosure Letter identifies (i) each item of intellectual property that any third party owns and that the Acquired Company uses pursuant to license, sublicense, agreement, or permission as a part of Acquired Company’s software products or other offering made available to customers; and (ii) each material item of Intellectual Property that any third party owns and that the Acquired Company uses pursuant to license, sublicense, agreement, or permission that required payment of a fee.  Sellers have delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).  With respect to each item of Intellectual Property required to be identified in Section 3.20 of the Disclosure Letter:

(i)            the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

(ii)           the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following consummation of the Contemplated Transactions;

(iii)          no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(iv)          no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

(v)           to the Knowledge of any of Sellers the underlying item of Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(vi)          no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of any of Sellers is threatened that challenges the legality, validity, or enforceability of the underlying item of Intellectual Property, and there are no grounds for the same; and

(vii)         the Acquired Company has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission, unless permitted by the terms of such license, sublicense, agreement, or permission.

(e)           The Acquired Company has taken all necessary and desirable actions to maintain and protect all of the Intellectual Property of the Acquired Company so as not to adversely affect the validity or enforceability thereof.

(f)           The Company has complied with and are presently in compliance  with all material foreign, federal, state, local, governmental (including, but not limited to, the Federal Trade Commission and State Attorneys General), administrative or regulatory laws, regulations, guidelines and rules applicable to any Intellectual Property.

(g)           The Acquired Company has taken all reasonable steps to maintain the confidentiality and value of all Trade Secrets owned, used or held by the Acquired Company.  Each person who is or was an employee or contractor of the Acquired Company and who is or was involved in the creation or development of any Intellectual Property has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights to the Acquired Company and confidentiality provisions protecting Intellectual Property owned, used or held by the Acquired Company. No current or former shareholder, officer, director, or employee of the Acquired Company has any claim, right (whether or not currently exercisable), or interest to or in any Intellectual Property used or needed by the Acquired Company in furtherance of its business, which rights have not been assigned to the Acquired Company.  No employee of the Acquired Company is in breach of any contract or other agreement with any former employer or other person concerning Intellectual Property or confidentiality.

(h)           The Acquired Company has sufficient rights to use all software development tools, library functions, compilers and other third-party software that are used in their respective businesses.  The Acquired Company’s software, computers, firmware, middleware, data communications lines, routers, hubs, switches and all other information technology equipment (“IT Equipment”) used in its business performs in all material respects as required by the Acquired Company in connection with its business and is free of all viruses, worms, Trojan horses, bugs, errors or problems that materially disrupt its operation or have a material adverse impact on their respective businesses.  The IT Equipment has not materially malfunctioned or failed within the past three (3) years and, to the Knowledge of any of Sellers and the directors and officers (and employees with responsibility for Intellectual Property matters, based on the Memoranda from such person attached as Section 3.20 of the Disclosure Letter) of the Acquired Company no person has gained unauthorized access to the IT Equipment.  No software used in the Acquired Company’s business is subject to any other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (a) could require, or could condition the use or distribution of such software on, the disclosure, licensing, or distribution of any source code for any portion of such software, or (b) could otherwise impose any limitation, restriction, or condition on the right or ability of the Acquired Company to use or distribute any software.

3.21	CERTAIN PAYMENTS

Since January 1, 2008, the Acquired Company or director, officer, agent, or employee of the Acquired Company, or any other Person associated with or acting for or on behalf of the Acquired Company, has not directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Acquired Company or any Affiliate of the Acquired Company, or (iv) in violation of any Legal Requirement, (b) established or maintained any fund or asset that has not been recorded in the books and records of the Acquired Company.

3.22	DISCLOSURE

(a)           No representation or warranty of Sellers in this Agreement and no statement in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

(b)           There is no fact known to any Seller that has specific application to any Seller or the Acquired Company (other than general economic or industry conditions) that would reasonably be expected to cause (including with the passage of time) a Material Adverse Change that has not been set forth in this Agreement or the Disclosure Letter.

3.23	RELATIONSHIPS WITH RELATED PERSONS

No Seller or any Affiliate of Sellers or of the Acquired Company has, or since January 1, 2008 has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Acquired Company’s business.  No Seller or any Affiliate of Sellers or of the Acquired Company is, or since January 1, 2008 has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with the Acquired Company, or (ii) engaged in competition with the Acquired Company with respect to any line of the products or services of the Acquired Company (a “Competing Business”) in any market presently served by the Acquired Company except for less than one percent of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market.  Except as set forth in any part of the Disclosure Letter, no Seller or any Related Person of Sellers or of the Acquired Company is a party to any Contract with, or has any claim or right against, the Acquired Company.

3.24	BROKERS OR FINDERS

Sellers have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

4.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

4.1	ORGANIZATION AND GOOD STANDING

Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

4.2	AUTHORITY; NO CONFLICT

(a)           This Agreement constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.  Upon the execution and delivery by Buyer of the Employment Agreements (collectively, the “Buyer’s Closing Documents”), the Buyer’s Closing Documents will constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.  Buyer has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents.

(b)           Except as set forth in Schedule 4.2, neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay, or otherwise interfere with any of the Contemplated Transactions pursuant to:

(i)            any provision of Buyer’s Organizational Documents;

(ii)           any resolution adopted by the board of directors or the stockholders of Buyer;

(iii)          any Legal Requirement or Order to which Buyer may be subject; or

(iv)          any Contract to which Buyer is a party or by which Buyer may be bound.

Except as set forth in Schedule 4.2, Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

4.3	INVESTMENT INTENT

Buyer is acquiring the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act.

4.4	CERTAIN PROCEEDINGS

There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.  To Buyer’s Knowledge, no such Proceeding has been Threatened.

4.5	BROKERS OR FINDERS

Buyer and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement and will indemnify and hold Sellers harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer or its officers or agents.

5.	INTENTIONALLY OMITTED.

6.	INTENTIONALLY OMITTED.

7.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE

Buyer’s obligation to purchase the Shares and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by Buyer, in whole or in part):

7.1	ACCURACY OF REPRESENTATIONS

(a)           All of Sellers’ representations and warranties in this Agreement must be accurate in all material respects as of the Closing Date.

7.2	SELLERS’ PERFORMANCE

(a)           All of the covenants and obligations that Sellers are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

(b)           Each document required to be delivered pursuant to Section 2.4 must have been delivered.

7.3	CONSENTS

Each of the Consents identified in Part 3.2 of the Disclosure Letter, and each Consent identified in Schedule 4.2, must have been obtained and must be in full force and effect.

7.4	ADDITIONAL DOCUMENTS

Each of the following documents must have been delivered to Buyer:

(a)           an opinion of counsel, dated the Closing Date, satisfactory to Buyer; and

(b)           such other documents as Buyer may reasonably request for the purpose of (i) evidencing the accuracy of any of Sellers’ representations and warranties, (ii) evidencing the performance by either Seller of, or the compliance by either Seller with, any covenant or obligation required to be performed or complied with by such Seller, (iii) evidencing the satisfaction of any condition referred to in this Section 7, or (v) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.

7.5	NO PROCEEDINGS

There must not have been commenced or Threatened against Buyer, or against any Person affiliated with Buyer, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

7.6	NO CLAIM REGARDING STOCK OWNERSHIP OR SALE PROCEEDS

There must not have been made or Threatened by any Person (other than Sellers with respect to the Shares) any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any stock of, or any other voting, equity, or ownership interest in, the Acquired Company, or (b) is entitled to all or any portion of the Purchase Price.

7.7	NO PROHIBITION

Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Buyer or any Person affiliated with Buyer to suffer any material adverse consequence under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body.

7.8	FINANCING

(a)           All financial institutions which have provided outstanding loans or financing to the Acquired Company and/or which benefit from an Encumbrance from the Acquired Company or its assets shall have executed and delivered payoff and release letters in a form satisfactory to Buyer.

(b)           All Encumbrances on the Acquired Company or its assets shall be discharged in a form satisfactory to Buyer.

8.	CONDITIONS PRECEDENT TO SELLERS’ OBLIGATION TO CLOSE

Sellers’ obligation to sell the Shares and to take the other actions required to be taken by Sellers at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by Sellers, in whole or in part):

8.1	ACCURACY OF REPRESENTATIONS

All of Buyer’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the Closing Date.

8.2	BUYER’S PERFORMANCE

(a)           All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all material respects.

(b)           Buyer must have delivered each of the documents required to be delivered by Buyer pursuant to Section 2.4 and must have made the cash payments required to be made by Buyer pursuant to Sections 2.3(b)(i).

8.3	CONSENTS

Each of the Consents identified in Part 3.2 of the Disclosure Letter must have been obtained and must be in full force and effect.

8.4	ADDITIONAL DOCUMENTS

Buyer must have caused such other documents as Sellers may reasonably request for the purpose of (i) enabling their counsel to provide the opinion referred to in Section 7.4(a), (ii) evidencing the accuracy of any representation or warranty of Buyer, (iii) evidencing the performance by Buyer of, or the compliance by Buyer with, any covenant or obligation required to be performed or complied with by Buyer, (ii) evidencing the satisfaction of any condition referred to in this Section 8, or (v) otherwise facilitating the consummation of any of the Contemplated Transactions.

8.5	NO INJUNCTION

There must not be in effect any Legal Requirement or any injunction or other Order that (a) prohibits the sale of the Shares by Sellers to Buyer, and (b) has been adopted or issued, or has otherwise become effective.

9.	TERMINATION

9.1	TERMINATION EVENTS

This Agreement may, by notice given prior to or at the Closing, be terminated:

(a)           by either Buyer or Sellers if a material Breach of any provision of this Agreement has been committed by the other party and such Breach has not been waived;

(b)           (i) by Buyer if any of the conditions in Section 7 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition in writing on or before the Closing Date; or (ii) by Sellers, if any of the conditions in Section 8 has not been satisfied of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Sellers to comply with their obligations under this Agreement) and Sellers have not waived such condition in writing on or before the Closing Date; or

(c)           by mutual consent of Buyer and Sellers.

9.2	EFFECT OF TERMINATION

Each party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies.  If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 11.1 and 11.3 will survive; provided, however, that if this Agreement is terminated by a party because of the Breach of the Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

10.	INDEMNIFICATION; REMEDIES

10.1	SURVIVAL; RIGHT TO INDEMNIFICATION NOT AFFECTED BY KNOWLEDGE

All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Letter, and any other certificate or document delivered pursuant to this Agreement will survive the Closing.

10.2	INDEMNIFICATION AND PAYMENT OF DAMAGES

Sellers, severally and only to the extent of the Seller’s Percentage Share of each Seller, will indemnify and hold harmless Buyer, the Acquired Company, and its respective Representatives, stockholders, controlling persons, and affiliates (collectively, the “Indemnified Persons”) for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (excluding incidental and consequential damages), expense (including defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

(a)           any Breach of any representation or warranty made by Sellers in this Agreement, the Disclosure Letter, or any other certificate or document delivered by Sellers pursuant to this Agreement (but excluding any claims described in Section 10.2(e) or 10.2(f));

(b)           INTENTIONALLY OMITTED;

(c)           any Breach by a Seller of any covenant or obligation of such Seller in this Agreement (but excluding any claims described in Section 10.2(e) or 10.2(f));

(d)           any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with a Seller  in connection with any of the Contemplated Transactions (but excluding any claims described in Section 10.2(e) or 10.2(f));

(e)           any Breach by  the Sellers of any warranty, representation or covenant made in Section 3.11,employee benefits; Section 3.20, intellectual property; or Section 3.18, employees (but excluding any claims described in Section 10.2(f)); or

(f)           any willful or intentional misrepresentation or fraud by the Sellers and any breach by the Sellers of any warranty, representation or covenant regarding ownership of stock in the Company or taxes.

The remedies provided in this Section 10.2 will be exclusive of any other remedies that may be available to Buyer or the other Indemnified Persons.

10.3	TIME LIMITATIONS

Sellers will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, other than those in clause (f) of Section 10.2, unless (a) before March 31, 2014, or 60 days after such extended deadline under Section 2.6 (c) if Sellers exercise their extension right under Section 2.6(c) with respect to Section 2.6(a), Buyer notifies Sellers of a claim for the matters described in clauses (a), (b), (c) or (d) of Section 10.2 specifying the factual basis of that claim in reasonable detail to the extent then known by Buyer; or (b) before March 31, 2015, or 60 days after such extended deadline under Section 2.6 (c) if Sellers exercise their extension right under Section 2.6(c) with respect to Section 2.6(b), Buyer notifies Sellers of a claim for the matters described in clause (e) of Section 10.2 specifying the factual basis of that claim in reasonable detail to the extent then known by Buyer.  A claim with respect to clause (f) of Section 10.2 may be made at any time.

10.4	LIMITATIONS ON AMOUNT

  Sellers shall have no liability until all indemnification claims by Buyer exceed $50,000.00 in the aggregate.  Sellers will have no liability for the matters described in clauses (a), (b), (c) and (d) of Section 10.2 in excess of $1,100,000.  Sellers will have no liability for the matters described in clauses (a), (b), (c), (d), and (e) of Section 10.2 in excess of $1,500,000.  Sellers will have no dollar limit on liability for the matters described in clause (f) of Section 10.2, provided, however, that in no event shall the aggregate liability of a Seller for indemnification claims exceed the Seller’s Percentage Share of the Purchase Price actually received by such Seller.  This Section 10.5 will not apply to any Breach of any of Sellers’ representations and warranties of which either Seller had Knowledge at any time prior to the date on which such representation and warranty is made or any intentional Breach by any Seller of any covenant or obligation, and Sellers will be jointly and severally liable for all Damages with respect to such Breaches.  Notwithstanding anything to the contrary contained herein, Seller IV, Seller V and Seller VI shall have no liability to Buyer or any Indemnified Party for any indemnification claim or damages other than a reduction of Earnout Payments otherwise due to Seller IV, Seller V or Seller VI.

10.5	PROCEDURE FOR INDEMNIFICATION--THIRD PARTY CLAIMS

(a)           Promptly after receipt by an indemnified party under Section 10.2 of notice of the commencement of any Proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will relieve the indemnifying party of any liability that it may have to any indemnified party.

(b)           If any Proceeding referred to in Section 10.5(a) is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will, be entitled to assume the defense of such Proceeding and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Section 10 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, provided that the indemnified party will be entitled to participate in such Proceeding, at the indemnified party’s expense to the extent that it wishes if the indemnifying party is also a party to such Proceeding.  If the indemnifying party assumes the defense of a Proceeding, (i) no compromise or settlement of such claims  may be effected by the indemnifying party without the indemnified party’s consent unless  the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its consent.

(c)           Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent, nor liable for costs of defense.

10.6	PROCEDURE FOR INDEMNIFICATION—THIRD PARTY CLAIMS AND OTHER CLAIMS

In the event of an indemnification claim, a Party entitled to indemnification hereunder (an "Indemnitee") shall give written notice of a claim for indemnification to a Party or Parties obligated to provide indemnification (an "Indemnitor").  The notice shall specify the nature of the claim in reasonable detail and amount, all to the extent known, promptly after the Indemnitee has knowledge of such claim.  The Indemnitor and Indemnitee agree to cooperate and work in good faith for the 30 day period following the delivery of such claim notice to resolve such claim, and, to the extent the Parties fail to resolve the claim(s) during such 30 day period to promptly submit such matter to binding arbitration in accordance with the terms of Section 11.5.  In the event of a third party claim the Parties may elect by mutual agreement to seek resolution of any indemnification claim in the tribunal where the third party claim is pending.

10.7	TAX MATTERS

(a)           Tax Indemnification.  Sellers shall indemnify, save and hold Buyer harmless from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (i) any Taxes of the Acquired Company with respect to any Tax year or any portion thereof ending on or before the Closing Date, provided that only Sellers may file amendments of income tax returns for tax years ending on or before the Closing.   For purposes of the preceding sentence, except as provided in the following sentence, in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax Period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Tax that relates to the portion of such Tax Period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax Period multiplied by a fraction the numerator of which is the number of days in the Tax Period ending on the Closing Date and the denominator of which is the number of days in the entire Tax Period, and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would by payable if the relevant Tax Period ended on the Closing Date.  Taxes for Tax Periods or portions thereof ending on or before the Closing Date shall be determined without regard to any items of deduction, loss or credit of the Acquired Company attributable to the effectuation of this Agreement, to the extent paid directly or indirectly by Buyer.

(b)           Transfer Taxes.  All transfer Taxes, if any, arising out of or in connection with the Contemplated Transactions shall be paid by Sellers when due, and Sellers shall, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer Taxes.  Buyer, Acquired Company and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in the preparation, execution and filing of, all Tax Returns, applications or other documents regarding any transfer Taxes that become payable in connection with the Contemplated Transactions.

(c)           Responsibility for Filing Tax Returns.    For all Tax periods ending on or prior to the Closing Date, Acquired Company shall (i) pay any Taxes attributable to the Acquired Company, unless such Taxes are passed through to Sellers under applicable tax laws or have not been properly reflected and accrued in the closing balance sheet (in which case Sellers shall pay such Taxes).  Sellers shall cause to be prepared and filed any income Tax Returns attributable to the Acquired Company with respect to the periods ending on or before the Closing Date.  All such Tax Returns shall be prepared and filed in a manner consistent with prior practice.  Buyer shall have 15 days prior to filing to review and comment on any such Tax Returns.

(d)           Cooperation on Tax Matters.    Buyer, Sellers and the Acquired Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer, Sellers and the Acquired Company agree (i) to retain all books and records with respect to Tax matters pertinent to the Acquired Company relating to any Tax Period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Buyer, any extensions thereof), and to abide by all record retention agreements entered into with any Governmental Body, (ii) to deliver or make available to Buyer, within 60 days after the Closing Date, copies of all such books and records, and (iii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Buyer, Sellers and the Acquired Company, as the case may be, shall allow the other party to take possession of such books and records at such other party’s expense.  Buyer and Sellers further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(e)           Tax Claims.    If, subsequent to the Closing, any of Buyer, the Acquired Company, or Sellers receives notice of a claim by any Governmental Body that, if successful, might result in an indemnity payment hereunder (a “Tax Claim”), then within 15 days after receipt of such notice, Buyer, the Company or Sellers, as the case may be, shall give written notice of such Tax Claim to the other parties.  Sellers shall have the right to control the conduct and resolution of any such Tax Claim for which Sellers agree that any resulting Tax is covered by the indemnity provided in Section 10.7(a) hereof; provided, however, that if the resolution of any such Tax Claim (or any portion thereof) may affect the Taxes of the Acquired Company for a Post-Closing Tax Period, then Sellers and Buyer shall jointly control the conduct and resolution of such Tax Claim (or portion thereof) and in no event shall either party settle or otherwise resolve any such Tax Claim without the written consent of the other party, which shall not be unreasonably withheld.  Sellers and Buyer shall jointly control the conduct and resolution of any Tax Claim relating to a Straddle Period.  If Sellers elect not to control the conduct and resolution of any Tax Claim relating to a Tax Period ending on or prior to the Closing Date, or to participate in the conduct and resolution of any Tax Claim relating to a Straddle Period, Sellers shall notify Buyer in writing and Buyer shall have the right to control the conduct and resolution of such Tax Claim; provided, however, that Buyer shall keep Sellers informed of all developments on a timely basis.  Each party shall bear its own costs incurred in participating in any proceeding relating to any Tax Claim.

11.	GENERAL PROVISIONS

11.1	EXPENSES

Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants.  Sellers will cause the Acquired Company not to incur any out-of-pocket expenses in connection with this Agreement.  In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a Breach of this Agreement by another party.

11.2	PUBLIC ANNOUNCEMENTS

Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer determines.  Unless consented to by Buyer in advance or required by Legal Requirements, prior to the Closing Sellers shall, and shall cause the Acquired Company to, keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person, except as required by law.  Sellers and Buyer will consult with each other concerning the means by which the Acquired Company’s employees, customers, and suppliers and others having dealings with the Acquired Company will be informed of the Contemplated Transactions, and Buyer will have the right to be present for any such communication.

11.3	CONFIDENTIALITY

INTENTIONALLY OMITTED.

11.4	NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

Sellers:

The addresses set forth on Exhibit 11.4 hereto.

with a copy to:	Driggers, Schultz & Herbst, as to Sellers I and II
XXXXX
XXXXX
XXXXX
XXXXX
XXXXX

Buyer:

QAD Inc.
XXXXX
XXXXX
XXXXX
XXXXX
XXXXX

with a copy to:

Manatt, Phelps & Phillips, LLP
XXXXX
XXXXX
XXXXX
XXXXX
XXXXX

11.5	GOVERNING LAW

The terms of the Agreement and all other matters relating to the Agreement will be governed by the substantive laws of the State of Delaware, excluding any laws regarding choice of law.  Any dispute arising between the parties which cannot be resolved by senior management shall be settled by arbitration under the rules of the American Arbitration Association in the state of New York, before a panel of three arbitrators selected under those rules.  The arbitral award may be enforced in any court having jurisdiction thereof.

11.6	FURTHER ASSURANCES

The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

11.7	WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative.  Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.  To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of  the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

11.8	ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.  This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

11.9	DISCLOSURE LETTER

(a)           The disclosures in the Disclosure Letter must relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement.

(b)           In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter the Disclosure Letter will control.

11.10	ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

Neither party may assign any of its rights under this Agreement without the prior consent of the other parties, except that Buyer may assign any of its rights under this Agreement to any Affiliate of Buyer.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.  This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

11.11	SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.12	SECTION HEADINGS, CONSTRUCTION

The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.  All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

11.13	TIME OF ESSENCE

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.14	COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

11.15	GOOD FAITH PERFORMANCE

The Buyer, the Sellers and the Acquired Company shall perform under this Agreement in good faith and shall use commercially reasonable efforts to fulfill their obligations hereunder as well as to enable the parties hereto to fulfill their obligations hereunder.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

BUYER:

QAD Inc.

By: /s/ Daniel Lender
Daniel Lender
Chief Financial Officer

COMPANY:

Cebos, Ltd.

By: /s/ Timothy Burke Jr.
Name: Timothy Burke Jr.
Title: Executive Vice President

SELLERS:

SELLER I

/s/ Timothy Burke
Timothy Burke

SELLER II

/s/ Robert Herdoiza
Robert Herdoiza

SELLER III

/s/ Brian Brooks
Brian Brooks

SELLER IV

/s/ Roy Fung
Roy Fung

SELLER V

/s/ Paul Violassi
Paul Violassi

SELLER VI

/s/ Jeffrey Phillips
Jeffrey Phillips